Exhibit 12.1

SABRA HEALTH CARE REIT, INC. AND SUBSIDIARIES
COMPUTATION OF RATIOS OF EARNINGS TO COMBINED FIXED CHARGES
AND PREFERRED STOCK DIVIDENDS
(dollars in thousands)

	Three Months Ended March 31,
	2017		2016

Earnings
Pre-tax net income (loss)	$18,791		$(15,743)
Add:
Fixed charges	15,804		16,932
Noncontrolling interest	32		32
Earnings, as adjusted	$34,627		$1,221

Fixed charges
Interest expensed and capitalized	$14,483		$15,670
Amortized premiums, discounts and capitalized expenses related to indebtedness	1,305		1,248
Estimate of interest within rental expense	16		14
Fixed charges, as adjusted	15,804		16,932
Preferred stock dividends	2,561		2,561
Combined fixed charges and preferred stock dividends	$18,365		$19,493

Ratio of earnings to fixed charges (1)	2.19	x	0.07	x

Ratio of earnings to combined fixed charges and preferred stock dividends (1)	1.89	x	0.06	x

(1) The ratio coverages during the three months ended March 31, 2016 were less than 1:1. In order to achieve a fixed charges and combined fixed charges and preferred stock dividend coverage of 1:1, the registrant would have needed to generate additional earnings of $15.7 million and $18.3 million, respectively, during the three months ended March 31, 2016.